

Mail Stop 4720

April 19, 2016

<u>Via E-mail</u>
Roger S. Busse
Chief Executive Officer
Pacific Continental Corporation
111 West 7th Avenue
Eugene, OR 97401

> **Re:** **Pacific Continental Corporation**
> **Registration Statement on Form S-3**
> **Filed April 1, 2016**
> **File No. 333-210550**

Dear Mr. Busse:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities

Conversion or Exchange Rights, page 11

1. We note your disclosure that the "[d]ebt securities may be convertible into or exchangeable for shares of [your] equity securities or other securities." We further note that Section 301(b)(16) in the form of indenture governing the debt securities suggests that the debt securities may be convertible into, or exchangeable for, securities of an unaffiliated issuer. Please provide us with your analysis as to how you will register the offer of securities of an issuer other than Pacific Continental Corporation, or provide an analysis of the exemption you expect to rely on to offer securities that may settle in securities of another issuer. Also, please tell us what information you will provide about

the third-party issuer and how you concluded that the information would be sufficient. For additional guidance, see Securities Act Sections Compliance and Disclosure Interpretations Question 203.03, available on our website, and the Morgan Stanley & Co., Incorporated No-Action Letter (June 24, 1996). Alternatively, if you do not wish to offer third-party securities underlying debt securities, please revise your prospectus to so clarify.

Exhibit 5.2

2.	Please have local counsel revise the opinion to opine that the registrant is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation with respect to the Debt Securities, the Warrants and the Units. For guidance, refer to Section II.B.1.e, f and h of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Richard R. Sawyer
        Patricia F. Young, Esq.